Exhibit 99.1

Ballard Reports Record Q4 and Full Year 2017 Results

•	Full year 2017 revenue of $121.3M and $3.3M Adjusted EBITDA
•	Q4 revenue of $40.3M and $2.1M Adjusted EBITDA
•	$60.3M cash reserves at year-end

VANCOUVER, Feb. 28, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced consolidated financial results for the fourth quarter and full year ended December 31, 2017. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Randy MacEwen, President and CEO said, "2017 was a milestone year for Ballard on our path to profitability. We generated record revenue of $40.3 million in the final quarter, contributing to record full year 2017 revenue of $121.3 million, an increase of 42% year-on-year. We delivered a 6-point improvement in gross margin for the full year to 34%. The Company's strong top-line growth and gross margin expansion contributed to Adjusted EBITDA of $2.1 million in Q4 and $3.3 million for the full year 2017. We have now achieved positive Adjusted EBITDA in four of the last five quarters."

Mr. MacEwen continued, "In addition to improved financial performance, we made measured progress in 2017 on our strategic positioning. We continued to advance our next generation technology and products. We made important progress on the localization of Ballard-designed stacks and modules in China, including commissioning of both our Synergy-Ballard stack joint venture operation and Broad-Ocean's engine assembly line in Shanghai. We strengthened our engagement with key customers and continued to expand the range of fuel cell electric vehicle, or FCEV, applications. As a result, our fuel cell value proposition is gaining traction across a broadening array of FCEVs, including buses, commercial trucks and rail, and in the key geographic markets of China, Europe and the United States. We also continued to advance our Technology Solutions business, which offers significant embedded optionality on longer-term fuel cell motive markets, including drones, marine and passenger cars."

Mr. MacEwen added, "We believe we are poised with highly-disruptive and field-proven technology at the convergence of three global megatrends – decarbonization, air quality and electrification of propulsion – presenting a compelling future for Ballard. We believe that FCEVs will become a meaningful portion of the heavy, medium and light duty transport markets where long range, rapid refueling and route flexibility are customer requirements. This is consistent with our '30 by 30' industry challenge, by which 30% of all new commercial vehicles in key markets are FCEVs by 2030."

Mr. MacEwen concluded, "As we look out to 2020, we expect strong growth in FCEV demonstration programs and commercial scaling in certain heavy and medium duty applications in China, Europe and the United States. With continued investment in technology, products, customer engagement and our brand, we see Ballard having a leading position in these large and growing addressable markets. In 2018 we will continue focusing on our strategic positioning, delivery against our customer promises, exceptional talent and disciplined investments. We have a solid foundation for 2018, including total committed orders of $91.4 million expected for delivery in 2018 and a robust sales pipeline. In addition to the $91.4 million, we received and announced a Letter of Intent today from Van Hool, a Ballard bus partner in Europe, for 40 fuel cell engines. This planned deployment of fuel cell buses in Germany will be the largest order ever for fuel cell buses in Europe. We expect to receive purchase orders and begin shipping later this year."

Q4 2017 Financial Highlights
(all comparisons are to Q4 2016 unless otherwise noted)

•	Total revenue was $40.3 million, a 31% improvement.
•	Power Products revenue was $30.1 million, up 58% year-over-year and reflecting strong growth in Heavy Duty Motive.
•	Technology Solutions revenue was $10.2 million, a 13% decrease due primarily to program scope and timing of underlying service contracts.
•	Gross margin was 31%, up 1-point to $12.6 million, due to the increased proportion of revenue from high-margin Heavy Duty Motive.
•	Cash operating costs[2] were $11.2 million, a 38% increase due primarily to higher technology and product development activities, increased investment to support commercial efforts in China as well as the impact of a higher Canadian dollar, relative to the U.S. dollar, on the Canadian operating cost base.
•	Adjusted EBITDA[2] improved 18% to $2.1 million, due to the increase in revenue and gross margin.
•	Net loss was ($2.9) million or ($0.02) per share, changes of -158% and 0%, respectively. The quarterly net loss was driven primarily by impairment charges related to the divestiture of the Solid Oxide Fuel Cell business at the Company's Protonex subsidiary.
•	Adjusted net loss[2] was ($0.9) million or ($0.01) per share, changes of -5% and -3%, respectively.
•	Cash used by operating activities was ($0.7) million, a -109% change, reflecting cash operating income of $1.7 million, combined with net working capital outflows of ($2.4) million, driven by higher accounts receivable of ($5.7) million and lower deferred revenue of ($1.5) million.

Full Year 2017 Financial Highlights
(all comparisons are to full year 2016 unless otherwise noted)

•	Total revenue was $121.3 million, a 42% improvement.
•	Power Products revenue was $77.6 million, an increase of 39% reflecting strong growth in Heavy Duty Motive and Technology Solutions.
•	Technology Solutions revenue was $43.7 million, an increase of 47% due to program scope and timing of programs, including the Synergy JVCo technology transfer agreement.
•	Gross margin was 34%, up 6-points to $41.6 million primarily due to a shift in revenue mix toward higher margin Heavy Duty Motive and Technology Solutions.
•	Cash operating costs[2] were $39.1 million, an increase of 14% due primarily to higher technology and product development activities, increased investment to support commercial efforts in China as well as the impact of a higher Canadian dollar, relative to the U.S. dollar, on the Canadian operating cost base.
•	Adjusted EBITDA[2] improved 134% to $3.3 million, due to higher revenue and gross margin.
•	Net loss narrowed to ($8.0) million or ($0.05) per share, improvements of 62% and 66%, respectively. The reduction in net loss was driven by the improvement in Adjusted EBITDA and by higher finance and other income due primarily to higher foreign exchange gains.
•	Adjusted net loss[2] was ($5.2) million or ($0.03) per share, improvements of 73% and 76%, respectively.
•	Cash used by operating activities was ($9.8) million, a change of -150% reflecting cash operating income of $2.5 million and net working capital outflows of ($12.3) million, reflecting in part the completion of certain work that had significant prepayments.
•	Cash reserves were $60.3 million at December 31, $12.3 million lower than the end of 2016.

2018 Outlook

Given the early stage of the hydrogen fuel cell market development and adoption rate, and consistent with the Company's approach in 2017, Ballard is not providing specific financial performance guidance for 2018.

Global trends toward decarbonization, improving air quality and the electrification of propulsion systems have underpinned a growing interest in fuel cell electric vehicles, or FCEVs, for heavy and medium duty applications in bus, commercial truck, rail and marine markets. Industry activity levels are increasing in China, Europe and the United States.

Looking to 2020, the Company expects strong growth in FCEV demonstration programs and commercial scaling in certain heavy and medium duty applications in China, Europe and the United States. With continued investment in talent, technology, products, customer engagement and brand, Ballard expects to have a leading market position.

In 2018, Ballard will continue to pursue a corporate strategy and business model that mitigates risk by diversifying its business across a portfolio of market opportunities that are enabled by substantially the same core competencies, technology, products and intellectual property.

In China, Ballard has been pursuing a strategy that includes the development of a local fuel cell supply chain and related ecosystem to address the zero-emission bus and commercial vehicle markets. The Company accomplished important progress in 2017 with the localization of stack and module assembly operations in China, which generated associated one-time revenue from technology transfer activities. Further, the Company generated significant revenue from the supply to Broad Ocean of 600 modules and components to support initial FCEV demonstration programs in key Chinese markets. In 2018, with completion of the Company's localization activities, we expect the China revenue mix to shift from the sale of modules towards MEA component sales and royalties from the sale of locally-assembled modules. With this transition in business model, combined with the absence of one-time revenue related to the technology transfer activities and module sales in 2017, Ballard expects year-on-year revenue from China to be lower in 2018. However, beyond 2018, Ballard expects to generate increasing revenue from MEA sales, royalties and future Technology Solutions opportunities as a result of increasing demand for FCEV engines in a range applications.

In Europe, the Company expects increased market activity in 2018 for fuel cell electric buses, which can be expected to result in growth of purchase orders for modules.

Within the United States, Ballard expects increased 2018 market activity in California for fuel cell electric buses, which can also be expected to result in growth of purchase orders for modules. Ballard also expects growth in revenue from its Protonex subsidiary in 2018, as a result of obtaining "Milestone C" status in the U.S. Army Program of Record in 2017. At the same time, a continued decline in sales of fuel cell stacks to Plug Power in the material handling market segment is expected in 2018, as this customer continues to internalize production.

Technology Solutions revenue is expected to be relatively flat year-on-year in 2018, given the significant contribution made in 2017 by one-time technology transfer projects in China. This revenue decline is expected to be largely offset by increases in engineering services activity with existing and new customers in the automotive, rail, material handling and drone sectors, including the Company's HyMotion program with Volkswagen Group.

In summary, given the relatively early stage of development in some markets, the uncertainty of timing in contract awards and program deliveries in 2018, together with significant one-time contributions from key projects in 2017, Ballard expects revenue to be relatively flat in 2018, coincident with a strengthening of the underlying business mix for long-term growth prospects. The 2018 revenue outlook is supported by a solid foundation to start the year, with a 12-month Order Book of $73.4 million at 2017 year end. Since year-end the Company has secured additional orders of $18.0 million, such that Ballard now has total committed orders of $91.4 million expected for delivery in 2018, together with a robust pipeline of qualified commercial sales opportunities.

Q4 & Full Year 2017 Financial Summary

(Millions of U.S. dollars)	Three months ended December 31,			Twelve months ended December 31,
	2017	2016	% Change	2017	2016	% Change
REVENUE
Fuel Cell Products & Services:[1]
Heavy Duty Motive	$26.6	$11.0	142%	$63.7	$26.5	140%
Portable Power	$1.5	$2.9	-48%	$4.5	$11.4	-61%
Material Handling	$1.3	$3.0	-56%	$7.5	$12.9	-42%
Backup Power	$0.7	$2.1	-66%	$1.9	$4.8	-60%
Sub-Total	$30.1	$19.0	58%	$77.6	$55.7	39%
Technology Solutions	$10.2	$11.7	-13%	$43.7	$29.6	47%
Total Fuel Cell Products & Services Revenue	$40.3	$30.7	31%	$121.3	$85.3	42%
PROFITABILITY
Gross Margin $	$12.6	$9.3	35%	$41.6	$24.2	72%
Gross Margin %	31%	30%	1-point	34%	28%	6-points
Operating Expenses	$13.2	$9.0	47%	$46.5	$42.3	10%
Cash Operating Costs[2]	$11.2	$8.1	38%	$39.1	$34.3	14%
Adjusted EBITDA[2]	$2.1	$1.8	18%	$3.3	($9.9)	134%
Net Income (Loss)	($2.9)	($1.1)	-158%	($8.0)	($21.1)	62%
Earnings Per Share	($0.02)	($0.01)	0%	($0.05)	($0.13)	66%
Adjusted Net Loss[2]	($0.9)	($0.9)	-5%	($5.2)	($19.3)	73%
Adjusted Net Loss Per Share[2]	($0.01)	($0.00)	-3%	($0.03)	($0.12)	76%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	$1.7	$1.1	55%	$2.5	($12.4)	120%
Working Capital Changes	($2.4)	$6.9	-136%	($12.3)	$8.5	-244%

Cash Used By Operating Activities	($0.7)	$8.0	-109%	($9.8)	($3.9)	-150%
Cash Reserves	$60.3	$72.6	-17%

For a more detailed discussion of Ballard Power Systems Q4 and full year 2017 results, please see the Company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, March 1, 2018 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its Q4 and full year 2017 operating results and Outlook for 2018. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and PowerPoint slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast will be archived in the 'Investor Presentations and Events' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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Endnotes:

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

2 Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, unrealized gains or losses on foreign exchange contracts, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, unrealized gains or losses on foreign exchange contracts, finance and other income, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) attributable to Ballard from continuing operations, excluding transactional gains and losses, asset impairment charges, and acquisition costs.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 19:00e 28-FEB-18